THE MAIN STREET PHOENIX PROJECT

Impact Summary*



25
20
15
10
5
0

	Year 1	Year 2	Year 3	Year 4	Year 5
Casual Dining	0	4	7	9	12
Fast Casual	0	2	2	4	6
Coffee Shops	1	3	5	5	5
Total	1	9	14	18	23

Key Metrics

Cumulative Profits Distributed	-	-	$80,000	$250,000	$440,000
Benefit Spending Above Industry Baseline	-	-	$40,000	$90,000	$100,000
Additional Spending / Employee / Yr	-	-	$200	$300	$300
# of Quality Jobs	12	398	636	852	1,138
# of Worker Owners	8	200	320	430	570

*These are forward-looking projections and are not guaranteed.